

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

> **Re: Nhale, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 11, 2021**
> **File No. 000-56324**

Dear Dr. Chong Yi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed August 11, 2021

Introductory Comment, page ii

1.   Given that you plan to conduct the majority of your operations in China, please describe what the organizational structure would entail and whether you may use a variable interest entity structure to conduct China-based operations. Disclose prominently that your potential organizational structure, to be developed in connection with your business plan, could involve unique risks to investors. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company's operations may be conducted in China. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements, to the extent you use them may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with

respect to its contractual arrangements with a variable interest entity, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your potential structure, which would likely result in a material change in your contemplated operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your contemplated operations in China. Your disclosure should make clear whether these risks could result in a material change in your contemplated operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Disclose the risks that being based in or having the majority of your contemplated operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your contemplated operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your contemplated operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Disclose each permission that you or any of your potential or existing subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or any of your potential or existing subsidiaries are or expect to be covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your contemplated operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

5.   Provide a clear description of how cash is and/or will be transferred through your organization if the majority of your operations are based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements, to the extent applicable,

Item 1A. Risk Factors, page 5

6.   Given the Chinese government's significant oversight and discretion over the conduct of your contemplated business operations in China, please revise to separately highlight the risk that the Chinese government may intervene or influence your contemplated operations at any time, which could result in a material change in your contemplated operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

7.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant, or will be required to comply, with the regulations or policies that have been issued by the CAC to date.

8.   To the extent that you will use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Rhonda Keaveney